FEBRUARY 2004
SUMMARY

Kenmar Global Trust (KGT) ended the month of February up +4.02% with profits realized in both financial and traditional commodity markets. The Net Asset Value per unit of KGT was $115.52 as of February 29, 2004.

                  FEB 1 2004    MAR 1 2004
                  ----------    ----------
Allocation of
Assets to
Advisors
Graham               32%            33%

Grinham              34%            33%

Transtrend           34%            34%

In US equity markets, the S&P 500 and the Dow Jones Industrial indices rose during February, as did most major global stock markets. Alternatively, the tech-heavy Nasdaq Index posted its first losing month since September of 2003, declining as markets reversed mid-month on renewed speculation that the US labor market and inflation could rebound faster than previously expected. Global fixed income market prices continued to move higher this month as recent economic strength has been accompanied by generally low inflation.

Currency markets were characterized by large trading ranges in February as the earlier strong directional trends stalled. The anticipated G7 meeting did little to guide the markets as communiques following the meeting gave little direction. While Europeans raised concerns about the strength of the euro fearing it could affect the performance of their exporting companies, the US did not seem unduly worried over the weakness of the US dollar. As such, consolidation reigned. Some notable exceptions included the British pound, which ended the period higher after a sharp early-month rally and the Japanese yen which, fell sharply at month-end after reaching a three-year high against the greenback.

Despite interest rate concerns, conditions remained bullish for the metals sector where copper prices surged. Declining inventories of base metals in the face of growing consumption in the US and surging demand in Asia sent copper up more than 17% for the month to a nine-year high. Crude oil also climbed, as OPEC declared its intent to keep supplies tight, even as refinery inventories remained low.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

                               KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING FEBRUARY 29, 2004







                  STATEMENT OF INCOME(LOSS)
TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) ..............................            $336,290.22
Change in Unrealized Gain/(Loss) ..........................          $1,083,711.68
Gain/(Loss) on Other Investments ..........................             ($2,108.45)
Brokerage Commission ......................................           ($205,823.54)
                                                                  ----------------
Total Trading Income ......................................          $1,212,069.91

EXPENSES
Audit Fees ................................................              $3,333.33
Administrative and Legal Fees .............................              $4,379.00
Management Fees ...........................................                  $0.00
Offering Fees .............................................             $10,000.00
 Incentive Fees ...........................................            $212,512.57
Other Expenses ............................................                  $0.00
                                                                  ----------------
Total Expenses ............................................            $230,224.90
INTEREST INCOME ...........................................             $10,992.11
NET INCOME(LOSS) FROM THE PERIOD ..........................            $992,837.12
                                                                  ================

              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)



Beginning of Month                             $24,698,823.94
Addition                                          $542,548.53
Withdrawal                                      ($332,685.17)
Net Income/(Loss)                                 $992,837.12
                                          -------------------
Month End                                      $25,901,524.42

Month End NAV Per Unit                                $115.52

Monthly Rate of Return                                  4.02%
Year to Date Rate of Return                             4.05%



        To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer, Chairman                   /s/ Marc S. Goodman, President
-------------------------------                   ------------------------------
Kenneth A. Shewer, Chairman                       Marc S. Goodman, President

                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust